UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Amendment No. 1
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

S1 Corporation
(Name of Subject Company (Issuer))
S1 Corporation
(Name of Filing Person (Issuer))
Common Stock, par value $0.01 per share
(Title of Class of Securities)
78463B101
(CUSIP Number of Class of Securities)
Richard P. Dobb, Esq.
Chief Legal Officer and Corporate Secretary
S1 Corporation
3500 Lenox Road, NE, Suite 200
Atlanta, Georgia 30326
(404) 923-3500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
With a copy to:
Stuart G. Stein, Esq.
R. Daniel Keating, Esq.
Hogan & Hartson L.L.P.
555 13th Street, N.W.
Washington, D.C. 20004
(202) 637-8575

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$55,000,000	$5,885.00

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 10,476,190 shares of common stock at the maximum tender offer price of $5.25 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $107.00 per million of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$5,885.00	Filing Party:	S1 Corporation

Form or Registration No.:	Schedule TO	Date Filed:	November 16, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION
SIGNATURE
EX-99.(A)(1)(H) SUPPLEMENT TO OFFER TO PURCHASE

INTRODUCTION
     This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule TO originally filed with the Securities and Exchange Commission on November 16, 2006 (the “Schedule TO”) by S1 Corporation, a Delaware corporation (the “Company”), to purchase up to $55,000,000 in value of shares of its common stock, par value $0.01 per share, at a price not greater than $5.25 nor less than $4.75 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 16, 2006 (the “Offer to Purchase”) and in the Letter of Transmittal (the “Letter of Transmittal” which together, as they may be amended and supplemented from time to time, constitute the “Tender Offer”).
     Except as amended hereby, all of the terms of the Tender Offer remain unchanged. This Amendment amends and supplements the Schedule TO as follows:
(a) The Offer to Purchase, is amended to add the following information to the end of “Information About S1 Corporation — Recent Developments” on page 30 of the Offer to Purchase:
On November 30, 2006, the Company implemented changes to its organization in order to reduce operating costs and accelerate the Company’s ability to execute against its business plan of establishing independent business units.
Specifically, the Company:
•	established a new business unit to address the unique needs of its Full-Service Banking Group;

•	merged the Enterprise Retail and Wholesale businesses in order to capitalize on the synergies in these markets; and

•	realigned expenses with anticipated revenue in the Enterprise business, and moved certain corporate functions, such as marketing, IT, desktop support, and hosting, into the individual business units.
The realignment will result in a reduction in force of approximately 120 employees, representing various functions. The Company expects the cost of one-time termination benefits to be between $3 million and $4 million, which will reduce cash. As we continue to implement the plan, the actual costs and benefits may change in amount and timing.
Matt Hale, President of North America Retail Banking, Global Wholesale Banking and Insurance Markets, resigned from the Company effective December 1, 2006. The Company has entered into a separation agreement with Mr. Hale, pursuant to which he will receive the unpaid portion of his 2006 annual bonus based on the Company’s year-end forecast as of December 19, 2006. In exchange for the equivalent of one month’s base salary, Mr. Hale has agreed to serve as a consultant to the Company until January 31, 2007. It is contemplated that in the near future Mr. Hale will exercise his vested options and sell all or substantially all of his Company common stock.
The Company has entered into a severance agreement with John Stone, Chief Financial Officer of the Company, pursuant to which the Company will pay Mr. Stone severance payments equal to 12 months of base salary in the event he is terminated by the Company without cause.
(b) Item 12 of the Schedule TO is modified as follows:

(a)(1)(H)	Supplement to Offer to Purchase, dated December 1, 2006.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 1, 2006	S1 CORPORATION
/s/ Richard P. Dobb
Richard P. Dobb
Chief Legal Officer and Corporate Secretary